Exhibit 11
Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share was as follows for the years ended December 31:

	2012	2011	2010
Net income available to common stockholders	$34,304	$34,509	$23,094

Weighted average number of common shares outstanding	41,366,860	40,708,552	36,526,105
Effect of warrants	-	-	610,866
Effect of stock options	140,800	178,141	51,357
Weighted average diluted number of common shares outstanding	41,507,660	40,886,693	37,188,328

Basic earnings per share	$0.83	$0.85	$0.63
Diluted earnings per share	$0.83	$0.84	$0.62